Sanofi-aventis launches major insulin

research program in partnership with

the international scientific

community

Paris, France – September 29, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today the company’s action plan to provide methodologically robust research that will contribute to the scientific resolution of the debate over insulin safety, including insulin analogs and Lantus® (insulin glargine). The research program is designed to generate more information on whether there is any association between cancer and insulin use and to assess if there is any difference in risk between insulin glargine and other insulins. This matter has been the subject of extensive discussion and debate within the scientific and medical communities for many years. While there is a consensus among leading scientists around the world regarding the difficulties of developing conclusive evidence, sanofi-aventis is committed to exploring this matter in depth, as was communicated by the company earlier this year.

Sanofi-aventis’ scientific plan will encompass state-of-the-art pre-clinical and clinical programs involving human insulin and insulin glargine. Pre-clinical studies will assess the differential effects of insulin glargine, its metabolites and other insulins in various models. The clinical development plan is based on several rigorous epidemiological studies, designed and implemented with the support of international experts and institutions, that will be conducted across Europe and North America. The plan is structured to yield short-term and longer-term results.

“Sanofi-aventis is committed to patients’ safety,” said Dr. Jean-Pierre Lehner, Chief Medical Officer, sanofi-aventis. “We know that patients, physicians and the medical community at large are looking forward to getting increased scientific knowledge on the matter. We believe that the plan that we are currently implementing will generate robust data that will help add to the assessment of any insulin’s and Lantus®’ safety.”

Sanofi-aventis’ scientific program and studies will be initiated in the coming weeks. Timelines for study completion and data generation will vary depending on each type of study.

Patient safety is and has always been the primary concern of sanofi-aventis. Sanofi-aventis has 80 years of experience in the development of insulins and stands behind the safety of Lantus®. Extensive data involving over 70,000 patients in clinical studies, including randomized, controlled clinical trials that represent the gold standard of evidence, and the results of post-marketing surveillance arising from 24 million patient-years of clinical experience do not indicate an association between Lantus® and cancer.

1 / 2

About The Prospective Study Program

Preclinical studies:

A comprehensive pre-clinical program has been developed, exploring the differential effects of insulin, Lantus® and its characterized metabolites on multiple pre-clinical models (in-vitro and in-vivo).

Clinical studies

Large, robust, epidemiological studies using state-of-the art methodology, developed and designed with the support of leading experts, to identify and take into-account potential confounding factors.

1.	Large, retrospective cohort study from prescription databases and cancer registries in Northern-Europe, with additional information on potential confounders

2.	Epidemiological study using administrative and electronic medical record databases in the US

3.	Case-control study of recent breast cancer comparing glargine to other insulins in their breast cancer risk to be conducted in Europe and North-America

About Diabetes

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. More than 230 million people worldwide are living with the disease and this number is expected to rise to a staggering 350 million within 20 years. It is estimated that nearly 24 million Americans have diabetes, including an estimated 5.7 million who remain undiagnosed. At the same time, about 40 percent of those diagnosed are not achieving the blood sugar control target of HbA1c <7 percent recommended by the ADA. The HbA1c test measures average blood glucose levels over the past two- to three-month period.

About Lantus®

Lantus® is a truly 24-hour basal insulin without pronounced peak, and therefore efficaciously and safely lowers blood glucose. Lantus® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. Lantus® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2 / 2